FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Jan.16, 2007.

Santiago, January 16, 2007.

Gen. Mgt. 09/2007.

Mr Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Alameda Bernardo O’Higgins 1449
Santiago

Ref: ESSENTIAL FACT

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and the provisions of General Rule No.30 of the Superintendency, please be informed about the following “Essential Fact”:

Yesterday, Chilectra S.A., a 99.09% subsidiary of Enersis S.A., was notified of the Resolution No.7-2006, dated January 12, 2007, issued by the Experts Panel, defined in the General Electricity Services Law, which resolved the discrepancies arising from the Technical Report that contains comments and corrections of the studies for the determination of the Annual Value of the Sub-transmission System, together with the respective tariff formulas, approved by the National Energy Commission by its Resolution No.695 of October 31, 2006.

Resolution No.7-2006, in substantially rejecting the discrepancies stated by our subsidiary, would probably lead the sub-transmission tariff setting process to a reduction in the annual energy and power sales revenues of Chilectra S.A. of approximately 28 billion Chilean pesos annually before taxes, or an annual decrease of approximately 4.6% in those revenues. This resolution implies for Enersis S.A. an estimated negative effect on its net income after tax of 23 billion Chilean pesos per annum, approximately.

Despite the facts mentioned above, our subsidiary Chilectra S.A. is analyzing actions and recourses to oppose this resolution .

Yours sincerely,

Macarena Lama Carmona	Domingo Valdés Prieto
Chief Regional Planning and Control Officer	Legal Counsel

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Representante Tenedores de Bonos
Depósito Central de Valores
Arch.
Cron.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Macarena Lama
Domingo Valdés
--------------------------------------------------

Name: Macarena Lama
Title: Chief Regional Planning and Control Officer
Name: Domingo Valdés
Title: Legal Counsel

Date: Jan. 16, 2007